Exhibit 12.1

	Predecessor Entity							Successor Entity
	Year Ended December 31,					Nine Months Ended September 30, 2009	For the period from January 1, 2010 through May 7, 2010	For the period from May 8, 2010 through September 30, 2010
	2005	2006	2007	2008	2009
Earnings adjusted for fixed charges:
Income from operations before income taxes	$11,131	$16,375	$19,866	$27,683	$37,053	$38,588	$8,846	$5,213
Add: Interest expense	4,545	12,845	13,695	13,729	14,948	11,212	5,717	9,205
Add: Estimate of implicit interest in rental expense	1,241	1,628	1,920	2,747	3,051	2,279	1,124	1,341
Less: Noncontrolling interests	(7,198)	(11,833)	(14,706)	(17,179)	(22,391)	(15,823)	(9,266)	(10,949)

Total adjustments	(1,412)	2,640	909	(703)	(4,392)	(2,332)	(2,425)	(403)
Adjusted income from operations	$9,719	$19,015	$20,775	$26,980	$32,661	$36,256	$6,421	$5,810

Fixed charges:
Interest expense	$4,545	$12,845	$13,695	$13,729	$14,948	$11,212	$5,717	$9,205
Interest portion of rent expense	1,241	1,628	1,920	2,747	3,051	2,279	1,124	1,341

Total fixed charges	$5,786	$14,473	$15,615	$16,476	$17,999	$13,491	$6,841	$10,546

Ratio of earnings to fixed charges	1.68	1.31	1.33	1.64	1.81	2.69	0.94	0.55